OMB APPROVAL
OMB Number: 3235-0145
Expires: October 31, 1997
Estimated average burden
hours per form  . . . . . .14.90

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

FREEPORT-McMoRan COPPER & GOLD INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

35671D 10 5
(CUSIP Number)

Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, New York  10004
Attn:  Allen I. Isaacson
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

MAY 31, 1995
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 amends the Schedule 13D filed on May 22, 1995 by each of The RTZ Corporation PLC and RTZ Indonesia Limited with respect to the Class A Common Stock of Freeport-McMoRan Copper & Gold, Inc. (the "Schedule 13D"), as follows. Terms used herein have the meaning set forth in the Schedule 13D.

(a) Item 4 is hereby amended by restating each of the discussions under the headings "Purchase Agreement" and "Registration Rights
Agreement" in its entirety to read as follows:

Purchase Agreement. Pursuant to an Agreement dated as of May 2, 1995 (the "Purchase Agreement"), between RTZI, RTZ and RTZA, on the one hand, and FTX and FCX, on the other hand, on May 12, 1995, RTZI purchased 21,531,100 shares of FCX Class A Common Stock from FTX.

The Purchase Agreement also provides for certain transactions in connection with the planned restructuring of FTX and FCX described in FCX's Consent Solicitation Statement, dated February 7, 1995, pursuant to which shares of Class B Common Stock, par value $.10 per share, of FCX (the "FCX Class B Common Stock") held by FTX at the time of distribution will be distributed (the "Spin-Off") pro rata to holders of Common Stock, par value $.10 per share, of FTX (the "FTX Common Stock").

Pursuant to the terms of the Purchase Agreement, RTZI also received the Option (which, under certain circumstances, as set forth in the Purchase Agreement, must be exercised) to acquire from FTX prior to the Spin-Off up to 3,588,517 additional shares of FCX Class A Common Stock (the "Class A Common Stock"; together with the FCX Class B Common Stock, the "FCX Common Stock") at $20.90 per share.

The Purchase Agreement also requires that FTX call its 6.55% Convertible Subordinated Notes, due 2001 (the "6.55% Notes"), for redemption. FTX has issued a notice of redemption to holders of the 6.55% Notes, dated May 31, 1995, which notice states that FTX has called for redemption on June 30, 1995 all 6.55% Notes outstanding on that date as provided therein.

Pursuant to the Purchase Agreement, FTX had the right to require RTZA to make an all-cash tender offer (the "Tender Offer") for the 6.55% Notes for a price and on such other terms mutually acceptable to FTX and RTZA and to convert any such 6.55% Notes acquired in the Tender Offer into FTX Common Stock. The period during which FTX was entitled to make such a request has expired and, accordingly, RTZA is no longer obligated to make the Tender Offer. Although not obligated to do so, RTZA may, from time to time prior to the redemption date for the 6.55% Notes, purchase 6.55% Notes in the open market for conversion. See "May 31 Amendment" below.

Under certain circumstances, as set forth in the Purchase Agreement, RTZI may be required to purchase additional shares of FCX Class A Common Stock from FTX, at $20.90 per share. The maximum amount that RTZI may be required to spend with respect to such purchases is the amount equal to the aggregate redemption price (including accrued and unpaid interest) for all 6.55% Notes, reduced by the aggregate redemption price (including accrued and unpaid interest) of any 6.55% Notes previously converted into FTX
- - -2-

Common Stock, and by other potential deductions referred to in the Purchase Agreement.

May 31 Amendment. FTX and FCX, on the one hand, and RTZ, RTZI and RTZA, on the other hand, have entered into a letter agreement dated May 31, 1995 (the "May 31 Amendment") regarding, among other things, the terms of the Purchase Agreement. Pursuant to the May 31 Amendment, the parties agreed that Section 9.5.1 of the Purchase Agreement (which, among other things, prohibits acquisitions of shares of FTX Common Stock prior to the Spin-Off except as a result of the transactions described in the Purchase Agreement) is not intended to, and does not, restrict RTZ or its affiliates from acquiring shares of FTX Common Stock upon conversion of any 6.55% Notes, however such 6.55% Notes are acquired.

In addition, the Purchase Agreement provides that during the five-year period following the Spin-Off, RTZ and RTZA may not sell, exchange, transfer or otherwise dispose of ("Dispose of") any shares of FTX Common Stock received upon conversion of the 6.55% Notes or any shares of FCX Class B Common Stock received in the Spin-Off with respect thereto, subject to certain exceptions set forth in the Purchase Agreement. Pursuant to the May 31 Amendment, the foregoing restriction will not apply to the sale, exchange, transfer or other disposition (a "Disposition") by RTZA, RTZ and their affiliates following the Spin-Off of (i) shares of FTX Common Stock that, when combined with any other shares of FTX Common Stock Disposed of by RTZA, RTZ and their affiliates following the Spin-Off (other than in the manner described in (iii) below), aggregate less than 1% of the number of shares of FTX Common Stock outstanding immediately following the Spin-Off,
(ii) shares of FCX Class B Common Stock that, when combined with any other shares of FCX Class B Common Stock Disposed of by RTZA, RTZ and their affiliates following the Spin-Off (other than in the manner described in (iii) below), aggregate less than 1% of the number of shares of FCX Common Stock outstanding immediately following the Spin-Off, or (iii) shares of both FTX Common Stock and FCX Class B Common Stock where (x) such shares are Disposed of in accordance with a single plan of disposition that has been communicated by RTZA, RTZ or their affiliates to a sales agent,
(y) the Disposition is completed within 60 business days from the date of the first sale of FTX Common Stock or FCX Class B Common Stock pursuant to such plan, and (z) the shares of FTX Common Stock and FCX Class B Common Stock Disposed of represent equal percentages of the respective numbers of shares of the FTX Common Stock and the FCX Class B Common Stock that RTZA, RTZ and their affiliates, in the aggregate, held immediately following the Spin-Off.

In connection with the Purchase Agreement, FTX, RTZ and RTZA entered into a Registration Rights Agreement, dated May 12, 1995 (the "FTX Registration Rights Agreement"), a copy of which is filed as part of Exhibit (2) to this Schedule 13D. Pursuant to the FTX Registration Rights Agreement, RTZ has the right to, among other things, request that FTX effect a registered public offering of shares of FTX Common Stock acquired by RTZA in connection with the transactions contemplated by the Purchase Agreement. RTZA also has the right to participate in a registered public offering
- - -3-
by FTX or another stockholder by selling such shares in such offering. Such rights are exercisable at any time and expire on December 31, 2021. The May 31 Amendment provides that the shares of FTX Common Stock subject to the FTX Registration Rights Agreement include shares of FTX Common Stock acquired by RTZ or its affiliates upon conversion of any 6.55% Notes, however such 6.55% Notes are acquired, to the extent that such shares of FTX Common Stock are not freely transferable by RTZ or its affiliates without registration under the Securities Act of 1933, as amended.

Although not obligated to do so, RTZA may, from time to time prior to the redemption date for the 6.55% Notes, purchase 6.55% Notes in the market for conversion. If any 6.55% Notes are so acquired, RTZA may, from time to time prior to the Spin-Off, subject to certain restrictions contained in the Purchase Agreement, sell shares of FTX Common Stock acquired upon conversion of the 6.55% Notes in open market transactions or otherwise. If any 6.55% Notes are so acquired and RTZA holds shares of FTX Common Stock at the time of the Spin-Off, RTZA may, from time to time after the Spin-Off, subject to the limitations set forth in the second preceding paragraph, sell shares of FTX Common Stock and/or shares of FCX
Class B Common Stock received in the Spin-Off in open market transactions, public distributions pursuant to a registration statement, privately negotiated transactions, or otherwise.
RTZA's decision whether or not to purchase any 6.55% Notes and/or to sell shares of FTX Common Stock received upon any conversions of such 6.55% Notes and/or shares of FCX Class B Common Stock, and the timing, manner and other terms and conditions of any such purchases or sales, will be made in light of all the circumstances applicable at the time, including, but not limited to, general economic and market conditions, the market price of 6.55% Notes, FTX Common Stock and FCX Class B Common Stock, and whether the price and other terms of purchase or sale are satisfactory to RTZA.

Representations and Warranties and Conduct of Business Prior to and Following the Spin-Off. The Purchase Agreement provides for customary covenants of each of RTZ, RTZI, RTZA, FTX and FCX in respect of the period prior to the Spin-Off and for customary representations and warranties. In addition, FTX agreed not to sell or otherwise dispose of shares of FCX Class A Common Stock or FCX Class B Common Stock prior to the Spin-Off without the consent of RTZ for a purchase price per share of less than $20.90.

Acquisition and Disposition of Shares of FCX Common Stock.
Pursuant to the Purchase Agreement, RTZ, RTZA, RTZI, and their affiliates may not without the consent of FCX or FTX, as the case may be, acquire any shares of FTX's $4.375 Convertible
Exchangeable Preferred Stock, par value $1.00 per share, FTX
Common Stock or shares of any capital stock of FCX entitled to vote for the election of directors ("FCX Voting Stock"), during the period from the date of the Purchase Agreement to the date the FCX Class B Common Stock is distributed in the Spin-Off, except as a result of the transactions described in the Purchase Agreement and as provided in the May 31 Amendment described above.

In addition to the restriction on Dispositions during the five-year period following the Spin-Off of shares of FTX Common Stock
- - -4-
and shares of FCX Class B Common Stock described above under "May 31 Amendment," the Purchase Agreement provides that, subject to certain exceptions set forth in the Purchase Agreement, during the five-year period following the Spin-Off, RTZ, RTZA and their affiliates may not acquire shares of FCX Class B Common Stock.

Pursuant to the Purchase Agreement, RTZI has been granted certain pre-emptive rights, subject to certain exceptions, in the event FCX issues, sells or grants shares of FCX Common Stock or securities convertible into or exchangeable for, or warrants, options or other rights to purchase, shares of FCX Common Stock, whether by public offering or otherwise.

In the event that any such issuance, sale or grant does not involve a public offering and the consideration is not securities or assets of another company, RTZI will have the right to purchase
(i) a proportionate number of such securities or (ii) all of such securities subject to the approval of the board of directors of FCX under certain circumstances.

In the event of any such proposed issuance, sale or grant of such securities (i) in connection with any acquisition of securities or assets of another company or otherwise, or (ii) in a public offering, RTZI will have the right to purchase up to a proportionate number of such securities. Any issuance, sale or grant by FCX to RTZI pursuant to such provisions will be on terms no less favorable than that of the proposed issuance, sale or grant and, with respect to securities offered in a public offering, for a price equal to the public offering price per share. In the event of any transaction for consideration other than cash, the purchase price will be based on the public market price or, if the security is not publicly traded, will be agreed between the parties or determined by an independent appraiser.

In the event RTZ and its affiliates fail to beneficially own, in the aggregate, at least 5% of the then outstanding shares of FCX
Common Stock, the pre-emptive rights provisions described in the three foregoing paragraphs terminate.

The Purchase Agreement provides that to the extent the transactions contemplated thereby result in RTZ or any of its affiliates becoming an "interested stockholder" as defined in the Delaware General Corporation Law 203 ("DGCL 203") of FTX or
FCX, the boards of directors of FTX and FCX have approved such transactions for the purposes of DGCL 203.

The Purchase Agreement also provides that, except as described above, RTZ and its affiliates will not be directly or indirectly restricted from future acquisitions of shares of FCX Voting Stock, except that approval of FCX's board of directors will be required for RTZ or its affiliates, alone or acting in concert with others, to acquire beneficial ownership of shares of FCX Voting Stock as will elect a majority of the directors of FCX. The board of directors of each of FTX and FCX has agreed pursuant to the Purchase Agreement that if FCX adopts a "rights plan," "poison pill" or other plan or arrangement which provides for the distribution to its shareholders, by way of dividend or otherwise, of shares of capital stock of FCX, warrants, options or other rights to purchase shares of capital stock of FCX, or securities convertible into or exchangeable for shares of capital stock of FCX, upon the occurrence of specified events, then any transactions between FCX and any of its affiliates, on the one hand, and RTZ and any of its affiliates, on the other hand, and any transactions by RTZ or its affiliates relating to shares of
- - -5-
the capital stock of FCX, or warrants, options or other rights to purchase shares of capital stock of FCX, or securities convertible into or exchangeable for shares of capital stock of FCX, shall be excluded from such specified events, unless such transactions result in the acquisition by RTZ and its affiliates of beneficial ownership of shares of FCX Voting Stock as will elect a majority of the directors of FCX. The board of directors of FCX has also approved any future acquisitions by RTZ and its affiliates of FCX Voting Stock for the purposes of DGCL 203 to the extent such acquisitions do not result in the acquisition by RTZ and its affiliates of beneficial ownership of shares of FCX Voting Stock as will elect a majority of the directors of FCX.

Voting and Board of Directors. The Purchase Agreement provides that following the completion of RTZI's purchase of 21,531,100 shares of FCX Class A Common Stock pursuant to the Purchase Agreement, RTZI and RTZA will have the right to nominate for submission to FCX's stockholders the number of directors which is proportionately equal to the aggregate percentage ownership of RTZI and RTZA of all outstanding shares of FCX Class A Common Stock and FCX Class B Common Stock, subject to certain limitations. FCX has agreed to include such individuals nominated by RTZA and RTZI with the directors recommended by the management of FCX and to not take any actions which may be inconsistent with, conflict with, or otherwise hinder, the election of such individuals. Pursuant to the Purchase Agreement, no later than the earlier of 60 days after the Spin-Off Date or January 2, 1996, FCX will appoint the persons nominated by RTZA and RTZI as interim directors to take office until the following stockholders' meeting or consent solicitation for the election of directors. If the number of directors of FCX is reduced to less than 10, RTZA and RTZI will have the right to nominate no less than one director to be elected by holders of FCX Class A Common Stock for submission to FCX's stockholders, provided that RTZI continues to hold substantially all of the shares of FCX Class A Common Stock purchased pursuant to the Purchase Agreement.

In the event RTZ and its affiliates fail to beneficially own, in the aggregate, at least 5% of the then outstanding shares of FCX
Common Stock, the rights and obligations described in the foregoing paragraph shall terminate.

Pursuant to the Purchase Agreement, RTZ, RTZA and RTZI have agreed that for as long as they and their affiliates beneficially own, in the aggregate, more than 5% of the outstanding shares of FCX Voting Stock, and directors nominated by RTZA and RTZI as described in the second preceding paragraph continue to serve as directors of FCX, then RTZ, RTZA and RTZI will cause such FCX Voting Stock to (i) be represented in person or proxy at each stockholder meeting or consent solicitation, and (ii) vote its shares for the election of the slate of directors recommended by a majority of the board of directors of FCX, which will include the nominees of RTZA and RTZI.

Registration Rights Agreement. Pursuant to the Purchase Agreement, FCX has entered into a Registration Rights Agreement
- - -6-
with RTZ, RTZA and RTZI (the "FCX Registration Rights Agreement"), pursuant to which RTZ has the right to request five times that FCX effect a registered public offering of, and RTZI and RTZA have the right to participate in a registered public offering by FCX or by another stockholder by selling in such offering, shares of FCX Common Stock acquired by RTZI and RTZA pursuant to the Purchase Agreement. The rights are exercisable at any time after the earlier of the Spin-Off and December 31, 1995, and expire on December 31, 2021. Pursuant to the May 31 Amendment, the shares of FCX Common Stock subject to the FCX Registration Rights Agreement include shares of FCX Class B Common Stock acquired by RTZ and/or its affiliates in the Spin-Off as a result of ownership of FTX Common Stock acquired by RTZ or its affiliates upon conversion of any 6.55% Notes, however such 6.55% Notes are acquired.

(b) Item 4 is hereby further amended by restating the last paragraph of Item 4 in its entirety to read as follows:

The foregoing descriptions of the Purchase Agreement and FTX Registration Rights Agreement, the May 31 Amendment, the FCX Registration Rights Agreement and the Implementation Agreement are not intended to be complete and are qualified in their entirety by the complete text of each of such documents, all of which are incorporated herein by reference. Copies of such documents are filed as Exhibits (2), (5), (3) and (4), respectively, to this
Schedule 13D.

(c) Item 7 is hereby amended and restated in its entirety to read as follows:

ITEM 7.  Material to be Filed as Exhibits
(1)  Joint Filing Agreement, dated May 22, 1995, between The RTZ
Corporation PLC and RTZ Indonesia Limited.

(2) Agreement, dated as of May 2, 1995, by and between Freeport-McMoRan Inc. and Freeport-McMoRan Copper & Gold Inc., on the one hand, and The RTZ Corporation PLC, RTZ Indonesia Limited and RTZ America, Inc., on the other hand, including Exhibits C, D and
8.1.15 thereto, the Schedules thereto and Registration Rights Agreement entered into pursuant thereto between Freeport-McMoRan Inc., The RTZ Corporation PLC and RTZ America, Inc., dated May 12, 1995, and letter agreement, dated May 12, 1995, between Freeport-McMoRan Inc., The RTZ Corporation PLC and RTZ America, Inc.

(3) Registration Rights Agreement, dated as of May 12, 1995, between Freeport-McMoRan Copper & Gold Inc., on the one hand, and The RTZ Corporation PLC, RTZ Indonesia Limited and RTZ America, Inc., on the other hand, entered into pursuant to the Agreement referred to in (2) above.

(4) Implementation Agreement, dated as of May 2, 1995, between Freeport-McMoRan Copper & Gold Inc. and The RTZ
Corporation PLC, including form of Participation Agreement to be entered into between P.T. Freeport Indonesia Company and an affiliate of The RTZ Corporation PLC to be organized under the laws of Indonesia, and form of Loan Agreement to be entered into between P.T.
- - -7-

Freeport Indonesia, Company and an affiliate of The RTZ Corporation PLC organized under the laws of England.
(5) Letter agreement, dated May 31, 1995, between Freeport-McMoRan Inc. and Freeport-McMoRan Copper & Gold Inc., on the one hand, and The RTZ Corporation PLC, RTZ Indonesia Limited and RTZ America, Inc., on the other hand.
- - -8-

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  June 1, 1995
                               RTZ INDONESIA LIMITED

                               By:/s/ John S. Bradley
                               Name:  John S. Bradley
                                 Title: Director


                                    RTZ CORPORATION PLC
                                        By:/s/ John S. Bradley
                                        Name:  John S. Bradley
                                        Title:  Secretary

- - -9-

INDEX OF EXHIBITS
(1)  Joint Filing Agreement, dated May 22, 1995, between The RTZ
Corporation PLC and RTZ Indonesia Limited.*

(2) Agreement, dated as of May 2, 1995, by and between Freeport-McMoRan Inc. and Freeport-McMoRan Copper & Gold Inc., on the one hand, and The RTZ Corporation PLC, RTZ Indonesia Limited and RTZ America, Inc., on the other hand, including Exhibits C, D and
8.1.15 thereto, the Schedules thereto and Registration Rights Agreement entered into pursuant thereto between Freeport-McMoRan Inc., The RTZ Corporation PLC and RTZ America, Inc., dated May 12, 1995,* and letter agreement, dated May 12, 1995, between Freeport-McMoRan Inc., The RTZ Corporation PLC and RTZ America, Inc.**

(3) Registration Rights Agreement, dated as of May 12, 1995, between Freeport-McMoRan Copper & Gold Inc., on the one hand, and The RTZ Corporation PLC, RTZ Indonesia Limited and RTZ America, Inc., on the other hand, entered into pursuant to the Agreement referred to in (2) above.*

(4) Implementation Agreement, dated as of May 2, 1995, between Freeport-McMoRan Copper & Gold Inc. and The RTZ Corporation PLC, including form of Participation Agreement to be entered into between P.T. Freeport Indonesia Company and an affiliate of The RTZ Corporation PLC to be organized under the laws of Indonesia, and form of Loan Agreement to be entered into between P.T. Freeport Indonesia Company and an affiliate of The RTZ Corporation PLC organized under the laws of England.*

(5)  Letter agreement, dated May 31, 1995, Freeport-McMoRan Inc.
and Freeport-McMoRan Copper & Gold Inc., on the one hand, and The
RTZ Corporation PLC, RTZ Indonesia Limited and RTZ America, Inc., on the other hand.**

______________________
*       Filed with original Schedule 13D on May 22, 1995.
**      Filed herewith